As filed with the Securities and Exchange Commission on  July 30, 2009

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

Cash Account Trust	DWS Municipal Trust
Cash Management Portfolio	DWS Mutual Funds, Inc.
Cash Reserve Fund, Inc.	DWS Portfolio Trust
DWS Advisor Funds	DWS Securities Trust
DWS Balanced Fund	DWS State Tax-Free Income Series
DWS Blue Chip Fund	DWS State Tax Free Trust
DWS Communications Fund, Inc.	DWS Strategic Income Fund
DWS Equity Trust	DWS Target Date Series
DWS Equity 500 Index Portfolio	DWS Target Fund
DWS Global/International Fund, Inc.	DWS Tax Free Trust
DWS High Income Series	DWS Technology Fund
DWS Income Trust	DWS U.S. Government Securities Fund
DWS Institutional Funds	DWS Value Equity Trust
DWS International Fund, Inc.	DWS Value Series, Inc.
DWS Investment Trust	DWS Variable Series I
DWS Investments VIT Funds	DWS Variable Series II
DWS Investors Funds, Inc.	Investors Cash Trust
DWS Money Funds	Tax-Exempt California Money Market Fund
DWS Money Market Trust
and Deutsche Investment Management Americas Inc. 1

File No.  812-13512

AMENDMENT NO. 1 TO THE APPLICATION FOR
AN ORDER OF EXEMPTION PURSUANT
TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940 (THE “1940 ACT”) FROM: (1) CERTAIN
PROVISIONS OF SECTION 15(a) OF THE 1940 ACT
AND RULE 18f-2 THEREUNDER, AND (2) CERTAIN
DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS.

July 29, 2009

1 On March 25, 2008, the DWS U.S. Government Securities Fund changed its name to DWS Strategic Government Securities Fund.

Sequentially Numbered Pages

Please direct all written and oral communications regarding this application to:

Scott D. Hogan
Deutsche Investment Management Americas Inc.
Two International Place, 10th Floor
Boston, Massachusetts 02108
Phone:  (617) 295-3986
Fax:  (617) 443-7059

With copies to:

Caroline Pearson
Deutsche Investment Management Americas Inc.
Two International Place, 10th Floor
Boston, Massachusetts 02108
Phone:  (617) 295-2565
Fax:  (617) 443-7059

David A. Sturms, Esq.
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601
Phone:  (312) 609-7589
Fax:  (312) 609-5005

John Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Phone:  (617) 951-7393
Fax:  (617) 235-0040

I.	INTRODUCTION

Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Advisor Funds, DWS Balanced Fund, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Investors Funds, Inc., DWS Money Funds, DWS Money Market Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS State Tax Free Trust,

Sequentially Numbered Pages

DWS Strategic Income Fund, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Technology Fund, DWS U.S. Government Securities Fund,2 DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust and Tax-Exempt California Money Market Fund (each a “DWS Investment Company” and collectively, the “DWS Investment Companies”), 3 each a registered open-end investment company that may offer one or more series of shares (each a “Series” and collectively, the “Series”)4 and Deutsche Investment Management Americas Inc. (the “Advisor” and together with the Series, the “Applicants”),5 the investment adviser to each Series, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the approval of the board of trustees/directors of the DWS Investment Companies (the “Board”), to do the following without obtaining shareholder approval:

(i)
hire or terminate certain affiliated sub-advisers who are indirect or direct wholly-owned subsidiaries of (a) the Advisor; or (b) the same company that, indirectly or directly, wholly-owns the Advisor (each an “Affiliated Sub-Advisor” and collectively, the “Affiliated Sub-

2 On March 25, 2008, the DWS U.S. Government Securities Fund changed its name to DWS Strategic Government Securities Fund.

3 Cash Management Portfolio and DWS Equity 500 Index Portfolio are master funds (each a “Master Fund”) in a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act.  Certain Series may invest substantially all their assets into one of the Master Funds.

4 The term “Series” as used herein also includes the funds listed above that do not offer multiple series.

5 The term “Advisor” includes (i) the Advisor, and (ii) any entity controlling, controlled by or under common control with, the Advisor.

Sequentially Numbered Pages

Advisors”) to manage all or a portion of the assets of the Series pursuant to an investment sub-advisory agreement with the Affiliated Sub-Advisor (each an “Affiliated Sub-Advisory Agreement” and collectively, the “Affiliated Sub-Advisory Agreements”); 6

(ii)	materially amend Affiliated Sub-Advisory Agreements with the Affiliated Sub-Advisors;

(iii)
hire or terminate, in conjunction with an Affiliated Sub-Advisor or a non-affiliated sub-adviser (“Non-Affiliated Sub-Advisor” and collectively with Affiliated Sub-Advisors, the “Sub-Advisors”) to the relevant Series, certain (a) affiliated sub-subadvisers who are indirect or direct wholly-owned subsidiaries of (A) the Advisor or a Sub-Advisor to the Series; or (B) the same company that, indirectly or directly, wholly-owns the Advisor or a Sub-Advisor (“Affiliated Sub-Subadvisor”) or (b) unaffiliated sub-subadvisors (each of (a) and (b) a “Sub-Subadvisor” and collectively, the “Sub-Subadvisors” and together with Sub-Advisors, the “Portfolio Managers”) to manage all or a portion of the assets of the Series pursuant to an investment sub-subadvisory agreement with the Sub-Subadvisor (each a “Sub-Subadvisory Agreement” and collectively, the “Sub-Subadvisory Agreements” and together with the Affiliated Sub-Advisory Agreements, the “Portfolio Management Agreements”); and

6 Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary of a person” as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

Sequentially Numbered Pages

(iv)	in conjunction with a Sub-Advisor, materially amend Sub-Subadvisory Agreements with the Sub-Subadvisors.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants are seeking this exemption primarily to enable each Series to obtain the services of Portfolio Managers believed by the Applicants to be the most suitable to manage all or a portion of the assets of the Series without the delay and expense of convening special meetings of shareholders to approve the Portfolio Management Agreements.  Under this structure, the Advisor, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Portfolio Managers, and makes recommendations about their hiring, termination and replacement to the Board of the relevant Series.  This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Advisor, with the approval of the Board, including a majority of the Independent Board Members, would, without obtaining shareholder approval, be permitted to (i) hire, terminate and replace an Affiliated Sub-Advisor; (ii) terminate an Affiliated Sub-Advisor and hire an Affiliated Sub-Advisor; (iii) terminate a Non-Affiliated Sub-Advisor and hire an Affiliated Sub-Advisor; and (iv) materially amend Affiliated Sub-Advisory Agreements (all such transactions are referred to herein as “Eligible Sub-Advisor Changes”).  In addition, if the requested relief is

Sequentially Numbered Pages

granted the Advisor, in conjunction with a Sub-Advisor and subject to the approval of the Board, including a majority of the Independent Board Members, would, without obtaining shareholder approval, be permitted to (i) hire, terminate and replace a Sub-Subadvisor, and (ii) materially amend existing Sub-Subadvisory Agreements (all such transactions are referred to as “Eligible Sub-Subadvisor Changes” and together with Eligible Sub-Advisor Changes, “Eligible Portfolio Manager Changes”).

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor, and complies with the terms and conditions set forth herein (all future Series and any other existing or future registered open-end management investment company or series thereof that meet the qualifications set forth above are included in the term “Series”).  Any Series that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections and purposes fairly intended by the provisions of the 1940 Act.  Applicants believe that the Series would be negatively impacted without the requested relief because of delays in employing, terminating or replacing Portfolio Managers and costs associated with the proxy solicitation to approve new or amended Portfolio Management Agreements.

Sequentially Numbered Pages

II.    THE DWS FUNDS

Each DWS Investment Company is organized as either a Massachusetts business trust, a New York master trust, or a Maryland corporation and is registered with the Commission as an open-end management investment company under the 1940 Act. 7  The Board consists of thirteen (13) members (“Board Members”), of which twelve (12), including the Chairperson, are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”).  The Advisor serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to the Series.  The Series are not required to hold annual shareholder meetings.

Each DWS Investment Company may offer shares of one or more Series with its own distinct investment objectives, policies and restrictions.  Currently, the DWS Investment Companies consist of 114 Series.  Many of the Series offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.  Shares of each Series are offered pursuant to a registration statement filed on Form N-1A.

III.	THE ADVISOR

The Advisor, with headquarters at 345 Park Avenue, New York, New York 10154, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).  The Advisor is an indirect, wholly owned subsidiary of Deutsche Bank AG (“Deutsche Bank”).  Deutsche Bank is a major global

7 Each Master Fund is organized as a New York trust while the remainder of the DWS Investment Companies are organized as either a Massachusetts business trust or a Maryland corporation.

Sequentially Numbered Pages

financial institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail, private and commercial banking, investment banking and insurance.  Deutsche Bank maintains a global investment management presence in the world’s major investment centers through, direct and indirect, wholly owned subsidiaries, including the Advisor in New York.  Each Deutsche Bank asset management operation has its own personnel and resources, including portfolio managers and analysts, and offers specialized asset management services to Deutsche Bank clients, including in some instances, the Series.  The Advisor serves as the investment adviser to each Series pursuant to an investment advisory agreement (each an “Investment Management Agreement” and together the “Investment Management Agreements”).

The Investment Management Agreement for each Series was approved by the Board, including a majority of the Independent Board Members, and by the shareholders of each Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  Pursuant to the terms of the Investment Management Agreement, the Advisor, subject to the supervision of the Board, provides continuous investment management of the assets of each Series.  As the investment advisor to each Series, the Advisor determines the securities and other instruments to be purchased, sold or entered into by each Series and places orders with brokers or dealers selected by the Advisor.  The Advisor also determines what portion of each Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents.  The Advisor periodically reviews a Series’ investment policies and

Sequentially Numbered Pages

strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Consistent with the terms of the Investment Management Agreement, the Advisor may, subject to the approval of the Board, including a majority of the Independent Board Members, and the applicable shareholders of the Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Series to a Sub-Advisor.  If the Advisor determines to delegate portfolio management responsibilities to a Sub-Advisor, the Advisor evaluates, selects and recommends Sub-Advisors to manage the assets (or portion thereof) of a Series, monitors and reviews the Sub-Advisor and its performance and its compliance with the Series’ investment policies and restrictions.  If the name of any Series contains the name of the Sub-Advisor, it will be preceded by “DWS,” a global trademark of Deutsche Bank.

For its services under the Investment Management Agreement, the Advisor receives an investment management fee based on either the average net assets of a Series or a Series’ investment performance over a particular period compared to a benchmark.8  A Sub-Advisor will receive a fee from the Advisor based on the percentage of assets overseen by the Sub-Advisor or based on a percentage of the fee received by the Advisor from the Series under the Investment Management Agreement.  The fee paid to a Sub-Advisor results from the negotiations between the Advisor and the particular Sub-Advisor and is approved by the Board, including a majority of the Independent Board Members.

8 In most instances the Advisor may also receive an administrative services fee pursuant to a separate Administrative Services Agreement with certain Series.  Pursuant to the terms of the Administrative Services Agreement, the Advisor is responsible for supervising and managing the operations of each Series, except for distribution, and supervising the service providers of the Series, such as the custodian.

Sequentially Numbered Pages

The Advisor provides information about each Portfolio Manager to the Board when it asks a Board to renew or approve a Portfolio Manager or upon the request of the Board, including information about the portion of the investment management fees paid to the Portfolio Manager.  The information provided to the Board is maintained as part of the records of the respective Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 of the 1940 Act.

IV.	THE AFFILIATED SUB-ADVISORS

Pursuant to the  terms of the Investment Management Agreement, the Advisor has entered into Affiliated Sub-Advisory Agreements with the following Affiliated Sub-Advisors to provide investment management services to various Series: Deutsche Asset Management International GmbH (“DeAMi”), Deutsche Asset Management (Japan) Limited (“DeAMJ”),9 and RREEF America LLC (“RREEF”).  The Advisor has also entered into sub-advisory agreements (each an “Non-Affiliated Sub-Advisory Agreement” and together with Affiliated Sub-Advisory Agreements, the “Sub-Advisory Agreements”) with the following Non-Affiliated Sub-Advisors to provide investment management services to various Series:  Aberdeen Asset Management Inc. (“AAMI”), Dreman Value Management, L.L.C. (“DVM”), Northern Trust Investments, N.A. (“NTI”), and Turner Investment Partners, Inc. (“Turner”).10  Each Sub-Advisor, or future Sub-Advisor, is, or will be, registered with the Commission as an investment adviser under the Advisers Act.  In the future, the Advisor may employ more than one Sub-Advisor for one or more of the Series.  In those instances, the Advisor would

9 On July 30, 2009, shareholders of the DWS Japan Fund, the sole Series of DWS Investors Funds, Inc., are expected to approve its merger into DWS International Value Opportunities Fund, a Series of DWS International Fund, Inc.  Upon the completion of the merger, DeAMJ will cease to serve as an Affiliated Sub-Advisor to the DWS Japan Fund.

10 The requested relief set forth in this Application will not extend to Non-Affiliated Sub-Advisors.

Sequentially Numbered Pages

allocate and, as appropriate, reallocate a Series’ assets among the applicable Sub-Advisors and each Sub-Advisor would have management oversight of that portion of the Series allocated to it.

DeAMi, DeAMJ, and RREEF are each indirect, wholly owned subsidiaries of Deutsche Bank that provide specialized asset management services.  Deutsche Bank has overall responsibility for the affairs of each of DeAMi, DeAMJ, RREEF and the Advisor, and generally must approve certain actions by each that would materially affect the operations of Deutsche Bank as a group.  DeAMi, DeAMJ, and RREEF have their own employees that provide investment services to the Series.

Each Affiliated Sub-Advisory Agreement was approved by the Board, including a majority of the Independent Board Members, and the shareholders of the Series in accordance with Sections 15(a) and 15(c) under the 1940 Act and Rule 18f-2 thereunder.  The Applicants will continue the shareholder approval process for Affiliated Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested herein. Each Affiliated Sub-Advisory Agreement sets forth the duties of the Affiliated Sub-Advisor and precisely describes the compensation paid by the Advisor to the Affiliated Sub-Advisor.

Each Affiliated Sub-Advisor, subject to the general supervision of the Advisor and oversight of the Board, determines the securities and other instruments to be purchased, sold or entered into by a Series’ portfolio or a portion thereof, and places orders with brokers or dealers that it selects.  Each Affiliated Sub-Advisor monitors the respective Series’ investments and provides periodic reports to the Board and the Advisor.  Each Affiliated Sub-Advisor also makes its officers and employees available to

Sequentially Numbered Pages

the Advisor and the Board to review the investment performance and investment policies of the Series.

Pursuant to the Affiliated Sub-Advisory Agreement, the Advisor agrees to pay each Affiliated Sub-Advisor a fee based on the percentage of the net assets overseen by the Affiliated Sub-Advisor or based on a percentage of the fee received by the Advisor from the Series under the Investment Management Agreement.  The Affiliated Sub-Advisor fee is paid directly by the Advisor at specific rates negotiated between the Advisor and Affiliated Sub-Advisor.  No Series is responsible for paying the Affiliated Sub-Advisor.

V.	THE SUB-SUBADVISORS

In accordance with the terms of the Sub-Advisory Agreements, certain Sub-Advisors may, subject to the approval of the Advisor, the Board, including a majority of the Independent Board Members, and the applicable shareholders of the Series, delegate their portfolio management responsibilities to one or more Sub-Subadvisors.  In these instances the Advisor, in conjunction with the Sub-Advisor, evaluates, selects and recommends to the Board the Sub-Subadvisor to manage the assets (or a portion thereof) of a Series with the assistance of the applicable Sub-Advisor.  In addition, the relevant Sub-Advisor along with  the Advisor monitors and reviews the Sub-Subadvisor and its performance and compliance with the Series’ investment policies and restrictions.

Certain Sub-Advisors, with the assistance of the Advisor, have  engaged, or intend to engage, one or more Sub-Subadvisors pursuant to certain Sub-Subadvisory Agreements to provide portfolio management services to a Series.  Each Sub-Subadvisor, or future Sub-Subadvisor, is, or will be, registered with the Commission as an investment

Sequentially Numbered Pages

adviser under the Advisers Act.  Three Series currently employ one or more Sub-Subadvisors.  RREEF, as Sub-Advisor, has delegated certain portfolio management responsibilities with respect to the DWS RREEF Global Real Estate Securities Fund, a Series of DWS Advisor Funds, DWS RREEF Global Infrastructure Fund, a Series of DWS Global/International Fund, Inc., and DWS Alternative Asset Allocation Plus VIP, a Series of DWS Variable Series II, to the following Sub-Subadvisors:  RREEF Global Advisors Limited (“RREEF Global”), Deutsche Asset Management (Hong Kong) Limited (“DeAMHK”) and Deutsche Investments Australia Limited (“DIAL”).  RREEF Global, DeAMHK and DIAL are each indirect, wholly-owned subsidiaries of Deutsche Bank.  Each entity provides specialized asset management services to the Series with respect to investments in select foreign markets.  In the future, the Advisor may enter into new Sub-Advisory Agreements, or amend existing Sub-Advisory Agreements, to permit a Sub-Advisor to delegate portfolio management responsibilities to Sub-Subadvisors.

Each Sub-Subadvisory Agreement was approved by the Board, including a majority of the Independent Board Members, and the shareholders of the Series in accordance with Sections 15(a) and 15(c) under the 1940 Act and Rule 18f-2 thereunder.  The Applicants will continue the shareholder approval process for Sub-Subadvisory Agreements until such time as the Commission grants the exemptive relief requested herein.  Each Sub-Subadvisory Agreement sets forth the duties of the Sub-Subadvisor and precisely describes the compensation paid by the Sub-Advisor to the Sub-Subadvisor.

Each Sub-Subadvisor, subject to the general oversight of the Sub-Advisor, the Advisor and the Board, determines the securities and other instruments to be purchased, sold or entered into by a Series’ portfolio or a portion thereof, and places orders with

Sequentially Numbered Pages

brokers or dealers that it selects.  Each Sub-Subadvisor monitors the respective Series’ investments and provides periodic reports to the Sub-Advisor, the Advisor and the Board.  Each Sub-Subadvisor also makes its officers and employees available to the Sub-Advisor, the Advisor and the Board to review the investment performance and investment policies of the Series.

Pursuant to the Sub-Subadvisory Agreement, the Sub-Advisor agrees to pay each Sub-Subadvisor a fee based on the percentage of the net assets overseen by the Sub-Subadvisor or based on the percentage of assets allocated to a particular sector or region overseen by the Sub-Subadvisor.  The Sub-Subadvisor fee is paid directly by the Sub-Advisor at specific rates negotiated between the Sub-Advisor and the Sub-Subadvisor.  No Series is responsible for paying the Sub-Subadvisor.

VI.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of the 1940 Act.  Applicants believe that the requested relief described in this Application meets this standard.

Sequentially Numbered Pages

VII.    LEGAL ANALYSIS AND DISCUSSION

a.	Shareholder Vote

i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”  Further, Rule 18f-2 under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”11

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person, who, pursuant to an agreement with such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, Portfolio Managers are deemed to be within the definition of an “investment adviser” and therefore, the Portfolio Management Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreement.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Series to approve a (i) Sub-Advisory Agreement whenever a new Sub-Advisor is proposed to be hired by the Advisor to manage the assets

11  Rule 18f-2(a) under the 1940 Act.

Sequentially Numbered Pages

of a Series and (ii) Sub-Subadvisory Agreement whenever a new Sub-Subadvisor is proposed to be hired by the Sub-Advisor and approved by the Advisor to manage the assets of a Series.  These provisions would also require shareholder approval by a majority vote for any material amendment to a Portfolio Management Agreement.

Each Portfolio Management Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days notice.12  In addition, each Portfolio Management Agreement is required to terminate automatically and immediately upon its “assignment,” which could occur upon a change in control of a Portfolio Manager.13

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  The Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Portfolio Managers.  Each Portfolio Manager is expected to run its own day-to-day operations and each will have its own investment personnel.  Therefore, in certain instances appointing certain Portfolio Managers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.14

12 See Section 15(a)(3) of the 1940 Act.

13  See Section 15(a)(4) of the 1940 Act.  Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

14 Applicants also do not believe that the guidance offered by the Commission in no-action letters would apply to every instance of appointing an Affiliated Sub-Advisor or other affiliated Portfolio Manager.  Specifically, the Advisor will generally not have the same level of ownership in an Affiliated Sub-Advisor as suggested in the guidance issued by the staff of the Commission.  See Wells Fargo Bank N.A. (avail. March 31, 1998).  See also American Express Financial Corporation (avail. November 17, 1998).

Sequentially Numbered Pages

ii.	Requested Relief

Applicants seek relief to engage in Eligible Portfolio Manager Changes, subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought should be granted by the Commission because (1) the Advisor either operates or intends to operate the Series in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1.	Operations of the DWS Funds

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.15  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.16  The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day

15  See Section 1(b)(6) of the 1940 Act.

16  Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

Sequentially Numbered Pages

investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively for multi-manager funds, the investment adviser is not responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisors who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Series’ assets, including the selection and supervision of the Portfolio Managers, is vested in the Advisor, subject to the oversight of the Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Portfolio Managers in the Advisor in light of the management structure of the Series, as well as the shareholders’ expectation that the Advisor is in possession of information necessary to select the most capable Portfolio Managers.  The Advisor has the requisite expertise to evaluate, select and supervise the Portfolio Managers.

From the perspective of the shareholder, the role of the Portfolio Managers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Portfolio Managers are each charged with the selection of portfolio investments in accordance with a Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Series.  Shareholders expect the Advisor to select the Portfolio Managers who are in the best position to achieve the Series’ investment objective.  Shareholders also rely on the

Sequentially Numbered Pages

Advisor for the overall management of a Series and the Series’ total investment performance.

Further, to the extent that a Sub-Advisor engages a Sub-Subadvisor, the Advisor remains ultimately responsible for the management of the Series.  In addition, pursuant to the terms of the Sub-Advisory Agreements, the Advisor must approve any termination or hiring of a Sub-Subadvisor.  If the Advisor believes that it would be in the best interest of a Series to terminate a particular Sub-Subadvisor, the Advisor could request that the Sub-Advisor terminate the relationship with the Sub-Subadvisor pursuant to the Sub-Advisory Agreements or, alternatively, the Advisor could recommend to the Board that the Sub-Advisory Agreement or Sub-Subadvisory Agreement be terminated pursuant to its terms and undertake to manage the asset of the Series directly.

2.	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application in making Eligible Portfolio Manager Changes so as to raise possible concerns under the 1940 Act.  To the extent that the Advisor engages in any Eligible Sub-Advisor Changes, the Affiliated Sub-Advisor and the Advisor would each be wholly-owned (directly or indirectly) and controlled by Deutsche Bank.  Additionally, to the extent that the Advisor, in conjunction with a Sub-Advisor, engages in any Eligible Sub-Subadvisor Changes with an Affiliated Sub-Subadvisor (“Eligible Affiliated Sub-Subadvisor Changes”), the Sub-Advisor would wholly-own and control the Affiliated Sub-Subadvisor or, alternatively, the Sub-Advisor and Sub-Subadvisor would each be wholly owned (directly or indirectly) and controlled by the same parent company.  As a

Sequentially Numbered Pages

result, the ultimate control of, and responsibility for, a Sub-Advisor or Sub-Subadvisor will remain unchanged with respect to Eligible Sub-Advisor Changes and Eligible Affiliated Sub-Subadvisor Changes.

Additionally, the Applicants believe that no economic incentive exists for the Advisor to engage in any Eligible Sub-Advisor Changes, or for the Advisor, in conjunction with the Sub-Advisor, to engage in any Eligible Affiliated Sub-Subadvisor Changes.  As noted above, no Series will be responsible for compensating a Portfolio Manager.  The Advisor will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the Board, including a majority of the Independent Board Members, and the shareholders of the relevant Series.  The Advisor is responsible, pursuant to the Investment Management Agreement, for paying the Affiliated Sub-Advisor from the management fee it is paid by the Series and, in turn, a Sub-Advisor is responsible for paying any Affiliated Sub-Subadvisor from the management fee it receives from the Advisor.  Following any Eligible Portfolio Manager Changes, the Advisor would continue to be responsible for paying the Affiliated Sub-Advisor from the management fee it is paid by the Series and the Sub-Advisor would continue to be responsible for paying the Affiliated Sub-Subadvisor from the management fee it receives from the Advisor.

Even if the Advisor had an economic incentive, it would not be able to act to the detriment of the shareholders of the Series because of the conditions set forth in this Application.  In particular, the Board would be required pursuant to the terms of this Application to make a separate finding, reflecting in the applicable Board minutes, that any such Eligible Sub-Advisor Changes or Eligible Affiliated Sub-Subadvisor Changes

Sequentially Numbered Pages

are in the best interests of the Series and its shareholders.  To the extent that the Advisor proposes to terminate a Non-Affiliated Sub-Advisor and hire an Affiliated Sub-Advisor the management fee paid to the Advisor by the Series would remain subject to review by the Board, including a majority of the Independent Board Members, and that portion of the fee reallocated to the Affiliated Sub-Advisor would be used to compensate the additional resources required by such Affiliated Sub-Advisor to provide portfolio management services to the Series.

3.	Benefits to Shareholders

When a new Portfolio Manager is retained by the Advisor on behalf of a Series today, the shareholders of the Series are required to approve the Portfolio Management Agreement.  Similarly, if an existing Portfolio Management Agreement is amended in any material respect, approval by the shareholders of the affected Series is required.  Moreover, if a Portfolio Management Agreement were “assigned” as a result of a change in control of the Portfolio Manager, the shareholders of the affected Series would be required to approve retaining the existing Portfolio Manager.  In all these instances the need for shareholder approval requires the Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Series, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in the case of a poorly performing Portfolio Manager or one whose management team has parted ways with the Portfolio Manager, potentially harmful to the Series and its shareholders.

As noted above, shareholders investing in a Series that has a Portfolio Manager are effectively hiring the Advisor to manage the Series’ assets through monitoring and

Sequentially Numbered Pages

evaluation of the Portfolio Manager rather than by the Advisor hiring its own employees to oversee the Series.  Applicants believe that permitting the Advisor to perform the duties for which the shareholders of the Series are paying the Advisor – the selection, supervision and evaluation of the Portfolio Managers – without incurring unnecessary delays or expenses is appropriate in the interest of the Series’ shareholders and will allow such Series to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Series will be able to replace a Portfolio Manager more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Advisor believes that a change would benefit a Series and its shareholders.  Without the requested relief, a Series may, for example, be left in the hands of a Portfolio Manager that is unable to manage a Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Portfolio Manager.

If the relief requested is granted, the Investment Management Agreement will continue to be fully subject to Section 15(a) and 15(c) of, and Rule 18f-2 under, the 1940 Act.  Moreover, each Board will consider the Investment Management Agreement and Portfolio Management Agreements in connection with its annual renewal process, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Advisor to each Portfolio Manager.

4.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for

Sequentially Numbered Pages

each Series will include all information required by Form N-1A concerning the Portfolio Managers of a Series.  If a new Portfolio Manager is retained or a Portfolio Management Agreement materially amended, the Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended.

If a new Portfolio Manager is appointed, the Series would furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure within 90 days of the date that the new Portfolio Manager is appointed.  Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A of the Exchange Act.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Portfolio Manager provides no more meaningful information to shareholders than the proposed Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Portfolio Management Agreement.

Prior to any Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Series have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, at a meeting of the shareholders.  In addition, each applicable Series has disclosed, or intends to disclose, to shareholders that it has adopted a sub-advisor approval policy and that certain conditions would be imposed in the future within an exemptive order granted by the Commission.  In the case

Sequentially Numbered Pages

of any new Series that has not yet offered its shares, or had not offered its shares prior to shareholder approval being obtained, and whose shareholders purchase shares on the basis of a prospectus or offering document containing disclosures to the effect that the relief is being sought from the Commission, only the approval of the initial shareholder will be obtained.17

b.	Fee Disclosure

i.	Regulatory Background

Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregate with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the

17  Before a Master Fund or a Feeder Fund may rely on the relief requested in this Application, the operation of the Master Fund or Feeder Fund in the manner described herein will be approved by a majority of the outstanding voting securities of the Master Fund or Feeder Fund, within the meaning of the 1940 Act, pursuant to the voting instructions provided by the shareholders of the Feeder Fund in accordance with Section 12(d)(1)(E)(iii)(aa) of the 1940 Act or, in the case of a new Master Fund or Feeder Fund whose shareholders purchased shares on the basis of a prospectus or offering document disclosing the existence, substance and effect of a manager-of-managers approach, by the initial shareholder.  See CCM Advisors Funds, et al., Investment Company Act Release Nos. 25208 (October 11, 2001) (Notice) and 25251 (November 1, 2001) (Order).

Sequentially Numbered Pages

investment adviser.”  Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year.  Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i).  Together, these provisions may require a Series to disclose the fees paid to a Portfolio Manager for shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.18

Registered investment companies are required to file a semi-annual report with the Commission on Form N-SAR in accordance with Rules 30a-1 and 30b-1 under the 1940 Act.  Item 48 of Form N-SAR requires registered investment companies to disclose the rate schedule for fees paid to the investment advisers of the investment company.  This requirement may require a Series to disclose the fees that are paid to a Portfolio Manager.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and

18 That is, these sections could require disclosure of the fee paid by the Advisor to the Sub-Advisor and, if applicable, the fee paid by the Sub-Advisor to the Sub-Subadvisor.

Sequentially Numbered Pages

shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Series’ financial statements to disclose information concerning fees paid to a Portfolio Manager, the nature of a Portfolio Manager’s affiliations, if any, with the Advisor, and the names of any Portfolio Manager accounting for 5% or more of the aggregate fees paid to the Advisor.

ii.	Requested Relief

Applicants seek relief to permit each Series to disclose (as a dollar amount and a percentage of a Series’ net assets) only (a) the aggregate fees paid to the Advisor and any affiliate of the Advisor; and (b) the aggregate fee paid to each Portfolio Manager that is not an affiliate of the Advisor, or in the case of a Sub-Subadvisor, the Sub-Advisor, (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that the Advisor pays to each Portfolio Manager pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, Item 48 of Form N-SAR, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.  For a Series that employs an Affiliated Sub-Advisor, the Series will provide separate disclosure of any fees paid to such Affiliated Sub-Advisor.  Applicants believe that the relief sought in this Application should be granted because the Advisor intends to operate certain Series under a multi-manager structure and no Series would be responsible for the payment of advisory fees to a Portfolio Manager.  As a result, disclosure of the individual fees that the Advisor pays to a Portfolio Manager would not serve any meaningful purpose.

Sequentially Numbered Pages

As noted above, the Advisor intends to operate certain Series in a manner different from a traditional investment company.  By investing in a Series, shareholders are hiring the Advisor to manage the Series’ assets by evaluating, monitoring and recommending Portfolio Managers rather than by hiring its own employees to manage the assets directly.  The Advisor, under the supervision of the Board, is responsible for overseeing the Portfolio Managers and recommending their hiring, termination and replacement.  In return, the Advisor receives an advisory fee from each Series.  Pursuant to the Investment Management Agreement, the Advisor will compensate a Sub-Advisor directly and the Sub-Advisor will directly compensate any Sub-Subadvisor.  Disclosure of the individual fees that the Advisor would pay to a Sub-Advisor or that a Sub-Advisor pays to a Sub-Subadvisor does not serve any meaningful purpose since investors pay the Advisor to monitor, evaluate and compensate each Portfolio Manager.  Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Portfolio Managers are to inform shareholders of expenses to be charged by a particular Series and to enable shareholders to compare the fees to other comparable investment companies.  Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Advisor will be fully disclosed and therefore, shareholders will know what the Series’ fees and expenses are and will be able to compare the advisory fees a Series is charged to those of other investment companies.

c.	Precedent

The relief sought herein with respect to Eligible Sub-Advisor Changes is similar to the relief previously granted by the Commission.  See, e.g., PIMCO Funds: Multi-Manager Series, et al., Investment Company Act Release Nos. 24558 (July 17, 2000)

Sequentially Numbered Pages

(Notice) and 24597 (August 14, 2000) (Order).  For the reasons set forth above, the Applicants believe that the relief sought with respect to Eligible Portfolio Manager Changes would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.  In particular, the ultimate control of, and responsibility for, an Affiliated Sub-Advisor or Sub-Subadvisor responsible for providing portfolio management services to a series would be the same as if the Advisor, or Sub-Advisor in the case of a Sub-Subadvisor, provided the services directly.  Further, Applicants believe that the Advisor, or Sub-Advisor in the case of a Sub-Subadvisor, would not be able to act to the detriment of the shareholders of the Series because of the conditions set forth in this Application.

VIII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.
The Advisor will provide general investment management services to each Series, including overall supervisory responsibility for the general management and investment of the Series’ assets, and subject to review and approval of the Board, will (i) set the Series’ overall investment strategies, (ii) evaluate, select, and recommend Affiliated Sub-Advisors, or Sub-Subadvisors, to manage all or a portion of a Series’ assets, (iii) allocate and, when appropriate, reallocate a Series’ assets among Affiliated Sub-Advisors, or Sub-Subadvisors, (iv) monitor and evaluate the performance of Affiliated Sub-Advisors, or Sub-Subadvisors, and (v) implement procedures reasonably

Sequentially Numbered Pages

designed to ensure that Affiliated Sub-Advisors, or Sub-Subadvisors, comply with the relevant Series’ investment objective, policies and restrictions.

2.
Before a Series may rely on the order requested herein, the operation of the Series in the manner described in this Application will be, or has been, approved by a majority of the Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 3 below, by the initial shareholder before such Series’ shares are offered to the public.

3.
The prospectus for each Series will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each applicable Series will hold itself out to the public as employing multiple managers as described in this Application. The prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the Board, to oversee the Affiliated Sub-Advisors and Sub-Subadvisors and recommend their hiring, termination, and replacement.

4.
Within 90 days of the hiring of an Affiliated Sub-Advisor, or Sub-Subadvisor, shareholders of the relevant Series will be furnished with an Information Statement which will set forth the same information about the new Affiliated Sub-Advisor, or Sub-Subadvisor, that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of a new Affiliated Sub-Advisor, or Sub-Subadvisor.  To meet this

Sequentially Numbered Pages

obligation, the Advisor will provide shareholders of the applicable Series within 90 days of the hiring of a new Affiliated Sub-Advisor, or Sub-Subadvisor, with an Information Statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act, except as modified by the order to permit Aggregate Fee Disclosure.

5.
At all times, at least a majority of the Board will be Independent Board Members, and the nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

6.
Whenever any Eligible Sub-Advisor Changes or Eligible Affiliated Sub-Subadvisor Changes are proposed for a Series, the Series’ Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that the change is in the best interests of the Series and its shareholders and does not involve a conflict of interest from which the Advisor, Sub-Advisor, or Sub-Subadvisor, derives an inappropriate advantage.

7.	Each Series in its registration statement will disclose the Aggregate Fee Disclosure.

8.
Independent Legal Counsel, as defined in Rule 0-1(a)(6) of the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

Sequentially Numbered Pages

9.
No Board Member or officer of a Series or director or officer of the Advisor will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in an Affiliated Sub-Advisor or Sub-Subadvisor except for (i) ownership of interests in the Advisor or any entity that controls, is controlled by or is under common control with the Advisor; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either an Affiliated Sub-Advisor, or Sub-Subadvisor, or an entity that controls, is controlled by or is under common control with an Affiliated Sub-Advisor, or Sub-Subadvisor.

10.	Whenever an Affiliated Sub-Advisor, or Sub-Subadvisor, is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

11.
The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per-Series basis.  The information will reflect the impact on profitability of the hiring or termination of any Affiliated Sub-Advisor, or Sub-Subadvisors, during the applicable quarter.

IX.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule

Sequentially Numbered Pages

0-2(c) under the 1940 Act are included as Exhibit A-1 through A-3 to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are also included as Exhibit B-1 through B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

X.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

Sequentially Numbered Pages

CASH ACCOUNT TRUST
CASH MANAGEMENT PORTFOLIO
CASH RESERVE FUND, INC.
DWS ADVISOR FUNDS
DWS BALANCED FUND
DWS BLUE CHIP FUND
DWS COMMUNICATIONS FUND, INC.
DWS EQUITY TRUST
DWS EQUITY 500 INDEX PORTFOLIO
DWS GLOBAL/INTERNATIONAL FUND, INC.
DWS HIGH INCOME SERIES
DWS INCOME TRUST
DWS INSTITUTIONAL FUNDS
DWS INTERNATIONAL FUND, INC.
DWS INVESTMENT TRUST
DWS INVESTMENTS VIT FUNDS
DWS INVESTORS FUNDS, INC.
DWS MONEY FUNDS
DWS MONEY MARKET TRUST
DWS MUNICIPAL TRUST
DWS MUTUAL FUNDS, INC.
DWS PORTFOLIO TRUST
DWS SECURITIES TRUST
DWS STATE TAX-FREE INCOME SERIES
DWS STATE TAX FREE TRUST
DWS STRATEGIC GOVERNMENT SECURITIES FUND
DWS STRATEGIC INCOME FUND
DWS TARGET DATE SERIES
DWS TARGET FUND
DWS TAX FREE TRUST
DWS TECHNOLOGY FUND
DWS VALUE EQUITY TRUST
DWS VALUE SERIES, INC.
DWS VARIABLE SERIES I
DWS VARIABLE SERIES II
INVESTORS CASH TRUST
TAX-EXEMPT CALIFORNIA MONEY MARKET FUND

By: /s/John Millette
Name: John Millette
Title: Secretary

Sequentially Numbered Pages

DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC. By: /s/Michael Colon Name: Michael Colon Title: Chief Operating Officer and Managing Director

Sequentially Numbered Pages

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-3	Certifications
Exhibit B-1 through B-2	Verifications

Sequentially Numbered Pages

Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Cash Account Trust, DWS Balanced Fund, DWS Blue Chip Fund, DWS Equity Trust, DWS High Income Series, DWS Money Funds, DWS State Tax-Free Income Series, DWS Strategic Government Securities Fund, DWS Strategic Income Fund, DWS Target Fund, DWS Technology Fund, DWS Value Series, Inc., DWS Variable Series II, Investors Cash Trust, and Tax-Exempt California Money Market Fund (each a “Fund”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Fund have been taken and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and that the Trustees of the Fund adopted the following vote at a meeting duly called and held on November 13-14, 2007 in accordance with the By-laws of the Fund:

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to file on behalf of the Fund an application with the Securities and Exchange Commission for exemptive relief from the requirements of the Investment Company Act of 1940, as amended, in order to permit Deutsche Investment Management Americas Inc. to hire and fire sub-advisers and amend sub-advisory contracts on behalf of the Fund without shareholder approval.

Dated: July 29, 2009	/s/John Millette
Name: John Millette
Title: Secretary

Sequentially Numbered Pages

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Advisor Funds, DWS Communications Fund, Inc., DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Investors Funds, Inc., DWS Money Market Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS State Tax Free Trust, DWS Target Date Series, DWS Tax Free Trust, DWS Value Equity Trust, and DWS Variable Series I (each a “Fund”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Fund have been taken and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and that the Trustees of the Fund adopted the following vote at a meeting duly called and held on December 17-18, 2007 in accordance with the By-laws of the Fund:

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to file on behalf of the Fund an application with the Securities and Exchange Commission for exemptive relief from the requirements of the Investment Company Act of 1940, as amended, in order to permit Deutsche Investment Management Americas Inc. to hire and fire sub-advisers and amend sub-advisory contracts on behalf of the Fund without shareholder approval.

Dated: July 29, 2009	/s/John Millette
Name: John Millette
Title: Secretary

Sequentially Numbered Pages

Exhibit A-3

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Chief Operating Officer of Deutsche Investment Management Americas Inc. (“DIMA”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of DIMA have been taken and the person signing and filing the Application on behalf of DIMA is fully authorized to do so; and that the Directors of DIMA adopted the following vote by written consent on March 7, 2008 in accordance with the By-laws of DIMA:

WHEREAS, DIMA and certain mutual funds managed by DIMA (the “DWS Funds”) has proposed to seek an Exemptive Order from the Commission to permit DIMA, subject to the approval of the board of trustees/directors of the DWS Funds, to enter into and materially amend sub-advisory agreements with certain sub-advisors without shareholder approval.

NOW THEREFORE BE IT, RESOLVED, that the appropriate officers of DIMA be, and they hereby are, authorized to file on behalf of DIMA an application with the Commission for exemptive relief from the requirements of the Act, as amended, in order to permit DIMA, as investment manager to certain mutual funds, to hire and fire sub-advisers and amend sub-advisory contracts on behalf of the Funds without shareholder approval.

Dated: July 29, 2009	/s/Michael Colon
Name: Michael Colon
Title: Chief Operating Officer and Managing Director

Sequentially Numbered Pages

Exhibit B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated July 29, 2009, for and on behalf of Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS Advisor Funds, DWS Balanced Fund, DWS Blue Chip Fund, DWS Communications Fund, Inc., DWS Equity Trust, DWS Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS High Income Series, DWS Income Trust, DWS Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT Funds, DWS Investors Funds, Inc., DWS Money Funds, DWS Money Market Trust, DWS Municipal Trust, DWS Mutual Funds, Inc., DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS State Tax Free Trust, DWS Strategic Government Securities Fund, DWS Strategic Income Fund, DWS Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Technology Fund, DWS Value Equity Trust, DWS Value Series, Inc., DWS Variable Series I, DWS Variable Series II, Investors Cash Trust and Tax-Exempt California Money Market Fund (each a “Fund”); that he is the Secretary of the Fund; and that all action by shareholders and Trustees necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: July 29, 2009	/s/John Millette
Name: John Millette
Title: Secretary

Sequentially Numbered Pages

 Exhibit B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated July 29, 2009, for and on behalf of Deutsche Investment Management Americas Inc. (the “Company”); that he is a Managing Director of the Company; and that all action by shareholders and Directors necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: July 29, 2009	/s/Michael Colon
Name: Michael Colon
Title: Chief Operating Officer and Managing Director

Sequentially Numbered Pages